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                                                   Page 1 of 5 Pages

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934


                            Astea International Inc.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  04622E 10 9
                                  -----------
                                 (CUSIP Number)

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------------------------                                  ---------------------
  CUSIP NO. 04622E 10 9                 13G                PAGE 2 OF 5 PAGES
------------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Zack B. Bergreen
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            4,791,000 shares as of December 31, 1996

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,045,125 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             4,791,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,045,125
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      6,836,125

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*                                               [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      52.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------







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                                                     Page 3 of 5 Pages


                           STATEMENT ON SCHEDULE 13G



Item 1(a).  Name of Issuer:
            --------------
            Astea International Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------
            455 Business Center Drive
            Horsham, PA 19044

Item 2(a).  Names of Person Filing:
            ----------------------
            Zack B. Bergreen

Item 2(b).  Address of Principal Business Office or, if none, Residence:
            -----------------------------------------------------------
            c/o Astea International Inc.
            455 Business Center Drive
            Horsham, PA 19044

Item 2(c).  Citizenship:
            -----------
            United States

Item 2(d).  Title of Class of Securities:
            ----------------------------
            Common Stock

Item 2(e).  CUSIP Number:
            ------------
            04622E 10 9

Item 3.     If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
            -------------------------------------------------------------------
            check whether the person filing is an:
            -------------------------------------
            Not applicable. This Schedule 13G is not being filed pursuant to Rule 13d-1(b) or 13d-2(b).

Item 4.     Ownership:
            ---------

            (a)  Amount Beneficially Owned: 6,836,125 shares as of December 31,
                                            ----------------
                 1996. Of the 6,836,125 shares, (a) Mr. Bergreen is the record owner of 4,791,000 shares of Common Stock, (b) Mr. Bergreen and his wife are trustees of two separate trusts, each of which holds 1,000,000 shares, and (c) Mr.

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                                                   Page 4 of 5 Pages


                 Bergreen's wife is the record owner of a stock option to purchase 45,125 shares of Common Stock, which is exercisable in full within 60 days after December 31, 1996. Mr. Bergreen disclaims beneficial ownership of his wife's stock option and the 45,125 shares of Common Stock receivable upon its exercise.

            (b)  Percent of Class: 52.0%
                                   -----

            (c)  Number of shares as to which such person has:

                   (i)   sole power to vote or to direct the vote: 4,791,000
                                                                   ---------
                   (ii)  shared power to vote or to direct the vote: 2,045,125
                                                                     ---------
                   (iii) sole power to dispose or to direct the disposition of:

                         4,791,000
                         ---------
                   (iv) shared power to dispose or to direct the disposition of: 2,045,125
                             ---------

Item 5.     Ownership of Five Percent or Less of a Class:
            --------------------------------------------
            Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            ---------------------------------------------------------------

            Mr. Bergreen and his wife are trustees of two separate trusts, each of which holds 1,000,000 shares.

Item 7.     Identification and Classification of the Subsidiary Which Acquired
            ------------------------------------------------------------------
            the Security Being Reported on By the Parent Holding Company:
            ------------------------------------------------------------
            Not Applicable

Item 8.     Identification and Classification of Members of the Group:
            ---------------------------------------------------------
            Not Applicable

Item 9.     Notice of Dissolution of Group:
            ------------------------------
            Not Applicable

Item 10.    Certification:
            -------------
            Not applicable. This statement on Schedule 13D is not filed pursuant to Rule 13d-1(b).
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                                                   Page 5 of 5 Pages



                                   Signature
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 1996


                                  /s/ Zack B. Bergreen
                                  ---------------------------------------------
                                  Name: Zack B. Bergreen